SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CommonWealth REIT

(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

203233101

(CUSIP Number)

Keith Meister

Corvex Management LP

712 Fifth Avenue, 23rd Floor

New York, New York 10019

(212) 474-6700

Richard O’Toole

Related Fund Management, LLC

60 Columbus Circle

New York, New York 10023

(212) 421-5333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 203233101

1	Names of Reporting Persons CORVEX MANAGEMENT LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,175,001*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,175,001*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,175,001*
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 9.75%**
14	Type of Reporting Person (See Instructions) PN; IA

*	Includes 4,087,501 common shares of beneficial interest of the Issuer held by the Related Persons (as defined in this Schedule 13D) (the “Related Shares”). Each of the Corvex Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Related Shares.
**	The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 83,804,068 shares of beneficial interest outstanding as of February 21, 2013, as reported on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

CUSIP No. 203233101

1	Names of Reporting Persons KEITH MEISTER
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,175,001*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,175,001*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,175,001*
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 9.75%**
14	Type of Reporting Person (See Instructions) IN

*	Includes 4,087,501 common shares of beneficial interest of the Issuer held by the Related Persons (as defined in this Schedule 13D). Each of the Corvex Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Related Shares.
**	The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 83,804,068 shares of beneficial interest outstanding as of February 21, 2013, as reported on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

CUSIP No. 203233101

1	Names of Reporting Persons RELATED FUND MANAGEMENT, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,175,001*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,175,001*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,175,001*
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 9.75%**
14	Type of Reporting Person (See Instructions) IA

*	Includes 4,087,500 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D) (the “Corvex Shares”). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares.
**	The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 83,804,068 shares of beneficial interest outstanding as of February 21, 2013, as reported on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

CUSIP No. 203233101

1	Names of Reporting Persons RELATED REAL ESTATE RECOVERY FUND GP-A, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,175,001*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,175,001*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,175,001*
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 9.75%**
14	Type of Reporting Person (See Instructions) OO

*	Includes 4,087,500 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares.
**	The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 83,804,068 shares of beneficial interest outstanding as of February 21, 2013, as reported on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

CUSIP No. 203233101

1	Names of Reporting Persons RELATED REAL ESTATE RECOVERY FUND GP, LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,175,001*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,175,001*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,175,001*
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 9.75%**
14	Type of Reporting Person (See Instructions) PN

*	Includes 4,087,500 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares.
**	The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 83,804,068 shares of beneficial interest outstanding as of February 21, 2013, as reported on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

CUSIP No. 203233101

1	Names of Reporting Persons RELATED REAL ESTATE RECOVERY FUND, LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,175,001*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,175,001*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,175,001*
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 9.75%**
14	Type of Reporting Person (See Instructions) PN

*	Includes 4,087,500 common shares of beneficial interest of the Issuer held by the Corvex Persons (as defined in this Schedule 13D). Each of the Related Persons (as defined in this Schedule 13D) disclaims beneficial ownership with respect to the Corvex Shares.
**	The percentages set forth above and in the rest of this Schedule 13D are calculated based upon an aggregate of 83,804,068 shares of beneficial interest outstanding as of February 21, 2013, as reported on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the common shares of beneficial interest, par value $0.01 per share (the “Shares”), of CommonWealth REIT, a Maryland real investment trust (the “Issuer” or “CommonWealth”) and amends the Schedule 13D filed on February 26, 2013 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 1 is being filed by (i) Corvex Management LP, a Delaware limited partnership (“Corvex”), and Keith Meister and (ii) Related Fund Management, LLC, a Delaware limited liability company (“Related”), Related Real Estate Recovery Fund GP-A, LLC, a Delaware limited liability company, Related Real Estate Recovery Fund GP, L.P., a Delaware limited partnership, and Related Real Estate Recovery Fund, L.P., a Delaware limited partnership.

This Amendment No. 1 is being filed to amend Item 4 and Item 7 of the Schedule 13D as follows:

Item 4	Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following:

On February 26, 2013, Corvex and Related issued a press release that included an open letter to the Issuer’s Board of Trustees reiterating their demand that the Issuer immediately cease its proposed equity offering and debt repurchase, and enter into discussions with Corvex and Related regarding maximizing long-term value for all of the Issuer’s shareholders. Corvex and Related also noted that they would initially be prepared to acquire all the outstanding shares of the Issuer at a price of $25.00 per share (a 58% premium to the closing price of $15.85 per share on February 25, 2013), with the opportunity to meaningfully increase this proposed offer after completing due diligence. If the Issuer proceeded with the proposed equity offering, however, their proposed valuation would be significantly negatively impacted. The press release is attached as Exhibit 7 and incorporated by reference in this Item 4 in its entirety.

On February 27, 2013, Corvex and Related issued a press release that included an open letter to the Issuer’s Board of Trustees providing additional details regarding its proposal to acquire all of the outstanding shares of CommonWealth at a price of $25.00 per share, with the opportunity to meaningfully increase this offer after completing confirmatory due diligence. The press release is attached as Exhibit 8 and incorporated by reference in this Item 4 in its entirety.

In addition, on February 27, 2013, Corvex and Related will file a Complaint for Injunctive and Declaratory Relief and Rescission in the Maryland State Court (the “Complaint”) against Commonwealth, its Board of Trustees, including Barry M. Portnoy, Adam D. Portnoy, Joseph L. Morea, William A. Lamkin and Frederick N. Zeytoonjian and its external manager REIT Management & Research LLC (“RMR”). The Complaint alleges, among other things, that CommonWealth’s Trustees, aided and abetted by RMR, have breached their fiduciary duties to CommonWealth’s shareholders.

Corvex and Related request that the Court, among other things: enjoin CommonWealth and its Trustees from taking actions to implement the proposed equity offering; rescind the equity offering should it be completed; and enjoin CommonWealth and its Trustee from taking further actions in violation of their fiduciary duties. A complaint substantially similar to the Complaint that will be filed with the Maryland State Court is attached as Exhibit 9 and incorporated by reference in this Item 4 in its entirety.

Item 7	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended by adding thereto the following:

Exhibit 7	Press Release dated February 26, 2013

Exhibit 8	Press Release dated February 27, 2013

Exhibit 9	Complaint for Injunctive and Declaratory Relief and Rescission, dated February 27, 2013

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	February 27, 2013	CORVEX MANAGEMENT LP

		By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date:	February 27, 2013	KEITH MEISTER

		By:	/s/ Keith Meister

Date:	February 27, 2013	RELATED FUND MANAGEMENT, LLC

		By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date:	February 27, 2013	RELATED REAL ESTATE RECOVERY FUND GP-A, LLC

		By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date:	February 27, 2013	RELATED REAL ESTATE RECOVERY FUND GP, L.P.

		By:	Related Real Estate Recovery Fund GP-A, LLC, its general partner

		By:	/s/ Richard O’Toole
Richard O’Toole
Vice President

Date:	February 27, 2013	RELATED REAL ESTATE RECOVERY FUND, L.P.

		By:	Related Real Estate Recovery Fund GP, L.P., its general partner

		By:	Related Real Estate Recovery Fund GP-A, LLC, its general partner

		By:	/s/ Richard O’Toole
Richard O’Toole
Vice President